EXHIBIT 99.6

Exclusive Consigned Management Service Agreement

by

Hubei Chutian Microfinance Co., Ltd.

and

Wuhan Chutian Investment Holding Co., Ltd.

【August 10】, 2017

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Exclusive Consigned Management Service Agreement

EXCLUSIVE CONSIGNED MANAGEMENT SERVICE AGREEMENT

This Exclusive Consigned Management Service Agreement (“ this Agreement”) is entered into by and among the following parties in Wuhan, People’s Republic of China on [August 10], 2017.

(1) Hubei Chutian Microfinance Co., Ltd. (“Party A”)

Registered Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei, China

Legal representative: WEI, Qizhi

(2) Wuhan Chutian Investment Holding Co., Ltd (“Party B”)

Registered Address: 6th Floor, Building 1, Cultural Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei, China

Legal representative: WEI, Qizhi

Party A and Party B are referred to collectively in this Agreement as the “Parties”, and individually as “a Party”, or “each Party”.

WHEREAS:

1.	Party A is a limited liability company duly incorporated in Wuhan city under PRC laws, which is approved by relevant governmental authorities of PRC to engage in Microfinance business (hereinafter referred to as “Main Business”);

2.	Party B is a wholly foreign-owned enterprise duly incorporated in Wuhan city under PRC laws, which has relevant resources for providing business management and consulting services ;

3.	Party B agrees to take advantages of its management strength, human resources and information resources to provide Party A exclusive business support and consulting service related to its Main Business as specified in Article 2 during the term of this Agreement, Party A agrees to accept such service provided by Party B in accordance with the provisions of this Agreement

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Exclusive Consigned Management Service Agreement

NOW THEREFORE, the Parties through mutual negotiations hereby enter into this Agreement with respect to the exclusive consigned management service:

1. DEFINITION

1.1	“PRC” refers to the People’s Republic of China, for purpose of this Agreement, exclude the HongKong Special Administrative Region, Macao Special Administrative Region and Tainwan Province;

1.2	“PRC Laws” refers to all PRC laws, administrative regulations and government rules in effect;

1.3	“RMB” refers to the legal currency within the PRC;

1.4	“Consigned Management Service Fee” or “Consideration” refers to the consideration as defined in Article 3.1 and paid to Party B by Party A;

2. CONTENTS OF CONSIGNED MANAGEMENT SERVICES

2.1	Party A hereby appoints Party B as Party A’s exclusive services provider to provide Party A (including its subsidiaries, branches and any other invested entities) with comprehensive business support, including but not limited to daily business management consulting, financial consulting, professionals & technical training during the term of this Agreement in accordance with the terms and conditions of this Agreement;

2.2	Party A agrees to accept all the consultations and services provided by Party B. Party A further agrees that unless with Party B’s prior written consent, during the term of this Agreement, Party A shall not directly or indirectly accept the same or any similar consultations and/or services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated by this Agreement. Party B may appoint other parties permitted by Party A to provide Party A with the consultations and/or services under this Agreement.

3. CONSIGNED MANAGEMENT SERVICE FEE

3.1	Both Parties agree that, in consideration of the services provided by Party B, Party A shall pay Party B fees (the “Service Fees”) equal to 80% of the net operating income of Party A. The Service Fees shall be due and payable on a quarterly basis; provided, however, the Parties agree that, in principle, the payment of said Service Fees shall not cause any difficulty to the operation of either Party. Accordingly, Party B may agree to the deferred payment of Service Fees by Party A, or upon the mutual agreement by the Parties through negotiation, Party B may adjust in writing the percentage of calculation and/or the specific amount of Service Fees payable by Party A to Party B specified in this Article 3.1.

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Exclusive Consigned Management Service Agreement

3.2	Within 30 days after the end of each quarter, Party A shall (a) deliver to Party B the management accounts and operating statistics of Party A for such quarter, including the net operating income of Party A during such quarter, and (b) pay 80% of such quarterly net operating income to Party B.

3.3	Unless otherwise agreed, the Consigned Management Service Fee that Party A would pay to Party B under this Agreement shall not be subject to any deduction or set-off (for instance, commission charged by a bank).

3.4	Within ninety (90) days after the end of each fiscal year, Party A shall (a) deliver to Party B audited financial statements of Party A for such fiscal year, which shall be audited and certified by an independent certified public accountant approved by Party B, and (b) pay an amount to Party B equal to the shortfall, if any, of the aggregate net operating income of Party A for such fiscal year, as shown in such audited financial statements, as compared to the aggregate amount of the quarterly payments paid by Party A to Party B in such fiscal year.

4. INTELLECTUAL PROPERTY

4.1	Party B shall have exclusive and proprietary rights and interests in all intellectual properties arising out of or created during the performance of this Agreement, including but not limited to copyrights, patents, patent applications, trademark, domain name, technical secrets, trade secrets and others. Party A shall enjoy priority rights in using such intellectual property rights.

5. WARRANTIES AND UNDERTAKINGS BY PARTY A

5.1	Within the term of this Agreement, Party B shall be the entity exclusively consigned by Party A to provide the services as set forth in Article 2 hereunder. Without the prior written consent by Party B, Party A shall not consign any other entities to provide Party A (including its subsidiaries, branches and any other invested entities) with any services same as or similar with those services provided in Article 2 hereunder;

5.2	Provide Party B with the information regarding, including but not limited to, the business operation, management and finance of Party A (including its subsidiaries, branches, and any other invested entities) required by Party B, and be responsible for the truth and timeliness of such information;

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Exclusive Consigned Management Service Agreement

5.3	Give full cooperation to Party B, and provide assistance and convenience to Party B for its on-site working, and shall not hinder Party B to provide services as set forth in Article 2 hereunder;

5.4	Promptly make full payment of Consigned Management Services Fee to Party B in accordance with the provisions hereunder;

5.5	Without the prior written consent by Party B, Party A (including its subsidiaries, branches, and any other invested entities) shall not commit any act or omission that would materially affect Party B’s rights and interests hereunder;

5.6	Within the term of this Agreement, Party A agrees to cooperate with Party B and Party B’s direct or indirect parent company in the audit of related party transactions and other audits, to provide related information and materials about Party A’s business, operation, customers, finance and employees to Party B, its parent company or its authorized auditor, and agrees that Party B’s parent company may disclose such related information and materials for purpose of satisfying the regulatory requirements of the stock exchange on which Party B’s parent company is listed;

5.7	This Agreement constitutes a legally effective, binding and enforceable obligation to Party A.

6. WARRANTIES AND UNDERTAKINGS BY PARTY B

6.1	Within the term of this Agreement, Party B shall fully take advantage of its capacity and resources to provide Party A (including its subsidiaries, branches, and any other invested entities) the services as stipulated in Article 2 hereunder;

6.2	Within the term of this Agreement, Party B shall timely adjust and complete the services in accordance with the practical request from Party A (including its subsidiaries, branches, and any other invested entities);

6.3	In the event that Party B is proposed to provide services to any other entities engaged in similar business as Party A (including its subsidiaries, branches, and any other invested entities), it shall give prior notice to Party A (including its subsidiaries, branches, and any other invested entities)and strictly keep the confidential information obtained during the course of providing services to Party A (including its subsidiaries, branches, and any other invested entities);

6.4	This Agreement constitutes a legally effective, binding and enforceable obligation to Party B.

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Exclusive Consigned Management Service Agreement

7. TAXES AND EXPENSES

7.1	The Parties shall pay, in accordance with relevant PRC laws and regulations, their respective taxes arising from the execution and performance of this Agreement.

8. ASSIGNMENT OF THE AGREEMENT

8.1	Party A shall not transfer part or all its rights and obligations under this Agreement to any third party without the prior written consent of Party B;

8.2	The Parties agree that Party B shall be entitled to transfer, at its own discretion, any or all of its rights and obligations under this Agreement to any third party upon a six (6) day written notice to Party A;

8.3	This Agreement shall inure to and be binding upon the Parties and their respective successors and permitted assigns.

9. LIABILITY OF BREACH

9.1	If Party B is in non-performance, or incomplete performance of this Agreement, or is otherwise in default of any of its representations and warranties hereunder, Party A shall be entitled to request Party B to redress its default within a reasonable time by written notice;

9.2	Any Party breaching any provisions herein or any of its representations and warranties hereunder shall compensate the non-breaching Party for its breach. The compensation shall be equal to the losses arising out of such breach, including the interests that become available after the performance of the Agreement, but shall not exceed the losses incurred arising out of the breach of this Agreement that were reasonably foreseen (or should have been foreseen) at the time this Agreement is entered into by the Parties hereof.

10. EFFECT, MODIFICATION AND TERMINATION

10.1	This Agreement shall take effect on the day of execution hereof and with a term of validity of five years.

10.2	The modification of this Agreement shall not be effective without written agreement through negotiation by the Parties hereof. ;

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Exclusive Consigned Management Service Agreement

10.3	Party A is not entitled to unilaterally terminate this Agreement, Party B shall have the right to terminate this Agreement by giving a thirty (30) day prior notice to Party A. Notwithstanding the above, this Agreement could be discharged or terminated with written agreement through negotiation by the Parties hereof.

10.4	This agreement could be extended based on the originally agreed terms upon expiration if Party B gives written confirmation before expiration of the Agreement. The period of extension shall be decided by Party B, Party A shall unconditionally accept.

10.5	The termination or expiration of this Agreement due to any reason shall not affect the effectiveness of the dispute settlement, indemnity and damages clauses in this Agreement.

11. CONFIDENTIALITY

11.1	Any information, documents, data and all other materials (herein “Confidential Information”) arising out of the negotiation, signing, and implement of this Agreement, shall be kept in strict confidence by the Parties, and the receiving party shall not disclose the Confidential Information or any part thereof to any third parties unless it obtains prior written consent of the other Party, or required by relevant laws and regulations or requirements of relevant stock exchange. The receiving party may not use, directly or indirectly, such Confidential Information or any part thereof for purposes other than performing its obligations under this Agreement. The following information shall not constitute Confidential Information:

a).	any information which, as shown by written evidence, has previously been known to the receiving party;

b).	any information which enters the public domain not due to the fault of the Receiving Party or is known by the public for other reasons; or

c).	any information lawfully acquired by the receiving party from another source subsequent to the receipt of relevant information..

11.2	The receiving party may disclose the Confidential Information to its relevant employees, agents or professionals it retains, but shall secure that the above persons should be bound by this Agreement, keep the Confidential Information confidential, and use such Confidential Information solely for the purpose of performing this Agreement.

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Exclusive Consigned Management Service Agreement

11.3	Upon the termination of this Agreement, one Party shall return any and all documents, materials or software containing any Confidential Information to the original owner of such Confidential Information or its provider, or upon the consent of the original owner of such Confidential Information or its provider, destroy such Confidential Information from any memory or storage device, and shall cease using such Confidential Information;

11.4	If this Agreement is modified, terminated or becomes invalid or unenforceable, the validity and enforceability of this Article 11 shall not be affected or impaired.

12. FORCE MAJEURE

12.1	“Force Majeure” refers that any event that could not be foreseen, and could not be avoided and overcome, which includes among other things, but without limitation, acts of nature (such as earthquake, flood or fire), government acts, strikes or riots;.

12.2	If an event of force majeure occurs, any of the Parties who is prevented from performing its obligations under this Agreement by an event of force majeure shall notify the other Party without delay and within fifteen (15) days of the event provide detailed information about and notarized documents evidencing the event and take appropriate means to minimize or remove the negative effects of force majeure on the other Parties, and shall not assume the liabilities for breaching this Agreement. The Parties shall keep on performing this Agreement after the event of force majeure disappears.

13. GOVERNING LAW AND DISPUTE RESOLUTION

13.1	The effectiveness, interpretation, implementation, enforcement and dispute-resolution related to this Agreement shall be governed under PRC Laws;

13.2	Any dispute arising out of this Agreement shall be resolved by the Parties through friendly negotiation. If the Parties could not reach an agreement within thirty (30) days since the dispute is brought forward, each Party may submit the dispute to Wuhan Arbitration Commission for arbitration under its applicable rules, the language of arbitration proceedings shall be Chinese. The arbitration award should be final and binding upon the Parties;

13.3	If any dispute arises out of this Agreement or any dispute is under negotiation or arbitration, each Party shall continue to have the rights hereunder other than those in dispute and perform the obligations hereunder other than those in dispute.

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Exclusive Consigned Management Service Agreement

14. MISCELLANEOUS

14.1	The Parties acknowledge that this Agreement constitutes the entire agreement of the Parties with respect to the subject matters therein and supersedes and replaces all prior or contemporaneous oral or written agreements, understandings and communication between the Parties;

14.2	This Agreement shall bind and benefit the successor of each Party and the transferee permitted hereunder with the same rights and obligations as if the original parties hereof;

14.3	Any notice required to be given or delivered to the Parties hereunder shall be in writing and delivered to the address as indicated below or such other address as such party may designate, in writing, from time to time. All notices shall be deemed to have been given or delivered upon by personal delivery, fax and registered mail. It shall be deemed to be delivered upon: (1) registered air mail: 5 business days after deposit in the mail; (2) personal delivery and fax: 2 business days after transmission. If the notice is delivered by fax, it should be confirmed by original through registered air mail or personal delivery:

Party A

Contact person: WEI, Qizhi

Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road,

Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

Party B

Contact person: WEI, Qizhi

Address: 6th Floor, Building 1, Cultural Industry Park, No. 181 Donghu

Road, Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

14.4	This Agreement is in both Chinese and English and executed by all parties, and the two versions have the same effect. Should there be any discrepancy between the two language versions, the Chinese version shall prevail.

14.5	This Agreement is executed in two (2) originals with each party holding one (1) original, and each of the originals shall be equally valid and authentic.

[Signature Page Follows]

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Exclusive Consigned Management Service Agreement

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Party A Hubei Chutian Microfinance Co., Ltd.. (Seal)

Legal Representative(or Authorized Representative):

Party B Wuhan Chutian Investment Holding Co., Ltd (Seal)

Legal Representative (or Authorized Representative):

Date: 2017-8-10

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